Exhibit 14.1

CODE OF CONDUCT

This code of conduct (“Code”) describes what ASML stands for and believes in. The Code does not provide detailed rules for each situation we may encounter, but serves as our guide in day to day proper behavior. This Code helps us to make sound, ethical decisions that are in the best interest of all ASML stakeholders.

We respect people

ASML is committed to diversity in a working environment where mutual respect prevails. In relation to our employees and social environment:

1.	we respect our employees, value their different cultural identities and fully acknowledge their individual contribution;

2.	we competitively reward our employees for their performance and provide motivating working conditions;

3.	we stimulate the talents and strengths of our employees and invest in their career development;

4.	we provide equal opportunity for all in recruiting, hiring, educating, promoting and compensating based on objective, non-discriminatory criteria. We show zero tolerance to any form of discrimination or harassment.

We respect our planet

We execute our business strategy with a responsibility for sustainable operations, products, value chain and culture:

5.	we ensure that our employees’ working conditions are safe and healthy;

6.	we continuously improve our own environmental performance by reducing harmful emissions to air, soil and water;

7.	we aim to improve the energy efficiency of our products and to enable significant improvements in energy efficiency of computing systems;

8.	we actively pursue adherence to the Electronic Industry Citizenship Coalition’s Code of Conduct which contains additional obligations for us and our suppliers regarding labor, health, safety and the environment;

9.	we care for the local and global communities in which we operate.

We operate with business and personal integrity

The reputation of ASML is reflected by the conduct of us all. Our reputation is the foundation for our past, present and future business. Therefore:

10.	we operate our business on the basis of excellence, commitment, integrity and fair play. We expect the same from those parties with whom we do business;

11.	we avoid (possible) conflicts of interests between personal and professional relationships. This also means that we do not use company opportunities for personal gain;

12.	we exchange gifts and entertainment of low value only and have zero tolerance to any form of bribery and lack of integrity;

13.	we carefully preserve our intellectual property and share company-secret and confidential information only in case of necessity;

14.	we use and protect company assets responsibly and professionally for ASML’s legitimate business purposes;

15.	we respect third party assets and information.

We manage professionally

In relation to all our stakeholders, we continuously promote honest and accountable behavior. Therefore:

16.	we apply high quality in accounting, reviewing, complying, reporting, auditing and disclosing;

17.	we operate our business in accordance with good corporate governance;

18.	we adhere to all applicable laws and regulations; this includes specifically those related to (a) competition/antitrust, (b) insider security trading and (c) export compliance.

Support and reporting

This Code (which is further clarified for employees in the internal Business Principles) is mandatory for every employee and must guide our behavior. It may be updated from time to time. The Board of Management of ASML will ensure that no employee suffers as a consequence of reporting in good faith a (suspected) breach of the above mentioned rules in accordance with the Reporting Procedure, published on www.asml.com.

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